**Mr. Littel disclaims beneficial ownership of 12,422,663 shares beneficially owned by The Children's Trust, G. Scott Littell Trustee, the beneficiaries of which are Mr. Littell's children which shares are reported on a separate Form 5. Mr. G.Scott Littell is Mr. Bruce Littell's brother. Mr. Littell exercises no voting or other control over the shares owned by the Trust.